UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AVP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00241A205

(CUSIP Number)

Nicholas J. Lewin

RJSM Partners, LLC

660 Madison Avenue, 17th Floor

New York, New York 10065

 (917) 388-3245

Anthony E. Meyer

Meyer Ventures LLC

767 Fifth Avenue, 18th Floor

New York, NY 10153

(212) 599-3500

With a copy to:

George Soterakis, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RJSM Partners, LLC (IRS ID No. 98-0142664)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.19%

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,393,500 shares of Common Stock issuable upon the conversion of 50,000 shares of the Issuer’s Series B Convertible Preferred Stock held by the Reporting Person.
(2)

The Reporting Person will have shared dispositive power over 7,000,000 shares at such time that the Reporting Person forgives the Issuer’s obligations to the Reporting Person pursuant to the Loan Agreement dated September 8, 2008 and the related Note dated September 8, 2008, which will occur not later than September 1, 2013.

CUSIP No. 00241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nicholas J. Lewin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.19%

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 1,393,500 shares of Common Stock issuable upon the conversion of 50,000 shares of the Issuer’s Series B Convertible Preferred Stock held by RJSM Partners, LLC, of which the reporting person is a Managing Member.

(2)

The Reporting Person will have shared dispositive power over 7,000,000 shares at such time that RJSM Partners, LLC forgives the Issuer’s obligations to RJSM pursuant to the Loan Agreement dated September 8, 2008 and the related Note dated September 8, 2008, which will occur not later than September 1, 2013.

CUSIP No. 00241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony E. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.19%

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 1,393,500 shares of Common Stock issuable upon the conversion of 50,000 shares of the Issuer’s Series B Convertible Preferred Stock held by RJSM Partners, LLC, of which the Reporting Person is a Managing Member.

(2)

The Reporting Person will have shared dispositive power over 7,000,000 shares at such time that RJSM Partners, LLC forgives the Issuer’s obligations to RJSM pursuant to the Loan Agreement dated September 8, 2008 and the related Note dated September 8, 2008, which will occur not later than September 1, 2013.

CUSIP No. 00241A205

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of AVP, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6100 Center Drive, Suite 900, Los Angeles, California 90045.

Item 2.	Identity and Background

(a) This statement is filed by:

(i) RJSM Partners, LLC, a Delaware limited liability company (“RJSM”), with respect to shares of Common Stock directly owned by it; and

(ii) Nicholas J. Lewin, a natural person and a Managing Member of RJSM, with respect to shares of Common Stock held of record by RJSM (“Nick Lewin”); and

(iii) Anthony E. Meyer, a natural person and a Managing Member of RJSM, with respect to shares of Common Stock held of record by RJSM (“Anthony Meyer,” collectively with Nick Lewin and RJSM, the “Reporting Persons”).

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.

(b) The address of the principal office of each of RJSM and Nick Lewin is 660 Madison Avenue, 17th Floor, New York, New York 10065. The address of the principal office of Anthony Meyer is c/o Meyer Ventures LLC, 767 Fifth Avenue, 18th Floor, New York, New York 10153.

(c) The principal business of RJSM is to invest in sports and entertainment with a focus in high-value content properties.  The principal business of Nick Lewin is to serve as a Managing Member of RJSM.  The principal business of Anthony Meyer is to serve as a Managing Member of RJSM.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings.

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

CUSIP No. 00241A205

Item 3.	Source and Amount of Funds or Other Consideration

The 7,000,000 shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $3,500,000. The shares were acquired with funds raised through equity capital contributions from the members of RJSM.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Common Stock for investment purposes.  In connection with the investment and pursuant to the terms of a securities purchase agreement dated as of September 8, 2008 by and between the Issuer and RJSM (the “Securities Purchase Agreement”): (i) RJSM is entitled to reasonable observer rights at meetings of the Issuer’s Board of Directors (the “Board”) for so long as RJSM owns equal to or greater than 2,803,250 shares of the Issuer’s issued and outstanding shares of capital stock (the “Requisite Number of Equity Securities”); (ii) the Issuer has decreased the current nine-member Board of Directors to five members, resulting in the resignations of the following directors: Phil Guarascio, Jeffrey Wattenberg, Steve Lindecke, and Bret Yormark (as previously disclosed on Form 8-K filed by the Issuer on September 3, 2008, Mr. Jeffrey Jacobs also resigned as a director of the Issuer); (iii) the Issuer has appointed two nominees of RJSM (the “Board Representatives”) to the Board of Directors, subject to the appointees meeting reasonable qualifications to serve on the Board of Directors; (iv) the Issuer has appointed one nominee by RJSM to each of the compensation committee and audit committee of the Board of Directors; (v) for so long as RJSM owns the Requisite Number of Equity Securities, the Issuer will be required to recommend to its stockholders the election of the Board Representatives at the Issuer’s annual meeting of stockholders; and (vi) RJSM will be granted the right to purchase additional shares of the Issuer’s common stock if the warrants held by persons other than RJSM as specified in the Securities Purchase Agreement that represent the right to purchase an aggregate of 5,301,272 shares of Common Stock for $0.01 per share are exercised after September 8, 2008 at a price per share of $.01, the same price per share at which the shares of common stock issued upon exercise of any such specified warrants are issued and sold.

RJSM also entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which RJSM acquired 50,000 shares of Series B Convertible Preferred Stock, par value $.001 per share (the “Series B Preferred Stock”), for a price per share of $0.50. The Series B Preferred Stock is convertible at RJSM’s option into an aggregate of 1,393,500 shares of the Company’s common stock (which conversion rate is subject to adjustment).

The Issuer granted RJSM registration rights with respect to the Common Shares and the shares of Common Stock into which the shares of Series B Preferred Stock purchased by RJSM are convertible. RJSM has the right to require the Issuer to register such shares at any time after the Issuer fully delivers any of such shares to RJSM in accordance with the terms and conditions of a loan agreement between the Issuer and RJSM dated as of September 8, 2008. Such rights (i) require the Issuer to file a registration statement and to maintain its effectiveness, subject to customary blackout periods and other exceptions and (ii) grant RJSM the right to participate in the Issuer’s future registered offerings, subject to customary exceptions.

See Item 6 and the attached exhibits for more information.

CUSIP No. 00241A205

Item 5.	Interest in Securities of the Issuer
(a)

As of the close of business on September 19, 2008, the Reporting Persons beneficially own an aggregate of 7,000,000 shares of Common Stock, representing approximately 33.19% of the shares of Common Stock outstanding.  The percentages used herein are based upon the 21,089,626 shares of Common Stock reported to be outstanding as of August 14, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008 and the 1,393,500 shares of Common Stock issuable upon the conversion of 50,000 the Issuer’s Series B Convertible Preferred Stock held by RJSM.

(b)

Each of the Reporting Persons has shared power to vote the 7,000,000 shares of Common Stock, constituting 33.19% of such class of securities; and

Pursuant to the Loan Agreement dated as of September 8, 2008 and the related Note dated as of September 8, 2008, each of the Reporting Persons will have shared power to direct the disposition of the 7,000,000 shares of Common Stock, constituting 33.19% of such class of securities, at such time that RJSM forgives the Issuer’s obligations to RJSM under the Loan Agreement and the Note, which will occur not later than September 1, 2013.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 00241A205

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Purchase Agreement

The Issuer and RJSM entered into the Securities Purchase Agreement pursuant to which RJSM agreed to acquire the Common Shares, an aggregate of 5,606,500 shares of the Issuer’s common stock, for an aggregate purchase price of $2,803,250 (the “Common Share Purchase Price”). The Common Share Purchase Price is payable in accordance with the Securities Purchase Agreement, which required that a portion of such Common Share Purchase Price be paid to the Issuer upon closing and that the balance of the Common Share Purchase Price be paid by RJSM when RJSM forgives the Company’s obligations under a loan agreement (the “Loan Agreement”) and promissory note (the “Note”). RJSM will have full voting rights associated with the Common Shares once the shares are issued in the name of RJSM upon the closing, but RJSM may not transfer the Common Shares until the Common Shares are delivered to RJSM at the time that RJSM forgives the Issuer’s obligations to RJSM under the Loan Agreement and the Note, which will not occur later than September 1, 2013.

In addition, pursuant to the Loan Agreement, so long as at least 50% of the aggregate principal amount of the loan is outstanding and RJSM holds at least a majority of the outstanding principal amount of the Loan, the Issuer is restricted from doing any of the following without RJSM’s prior written consent:

•      participating in a sale, transfer, lease, or merger involving any material portion of the Issuer’s assets or business;

•      effecting any acquisition with a valuation in excess of $500,000;

•      altering or changing the rights of RJSM;

•      creating any series or class of convertible securities that are exchangeable into equity securities having a preference senior to or pari passu with the Series B Preferred Stock;

•      incurring debt in an amount greater than $500,000 (other than debt permitted by the Loan Agreement);

•      redeeming or repurchasing any equity securities of the Issuer;

•      taking any action that could result in taxation of RJSM under Section 305 of the Internal Revenue Code;

•      amending, altering, or repealing the Certificate of Incorporation or Bylaws of the Issuer in a manner that would materially affect RJSM;

•      issuing any warrants not outstanding as of the closing of the transaction (although no consent will be required to issue warrants that represent the right to acquire not more than 2.5% of the then-outstanding shares of common stock on a fully diluted basis); or

•      creating or issuing any other Series B Preferred Stock.

Subscription Agreement

The Issuer and RJSM entered into the Subscription Agreement pursuant to which RJSM acquired 50,000 shares of Series B Preferred Stock for a price per share of $0.50. The Series B Preferred Stock is convertible at RJSM’s option into an aggregate of 1,393,500 shares of the Company’s common stock (which conversion rate is subject to adjustment).

Registration Rights Agreement

The Issuer and RJSM entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer granted to RJSM registration rights with respect to the Common Shares and the shares of Common Stock into which the shares of Series B Preferred Stock purchased by RJSM are convertible. RJSM has the right to require the Issuer to register such shares at any time after the Issuer fully delivers any of such shares to RJSM in accordance with the terms and conditions of the Loan Agreement. Such rights (i) require the Issuer to file a registration statement and to maintain its effectiveness, subject to customary blackout periods and other exceptions and (ii) grant RJSM the right to participate in the Issuer’s future registered offerings, subject to customary exceptions.

CUSIP No. 00241A205

Item 7.	Material to be Filed as Exhibits
10.1	Securities Purchase Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.2	Subscription Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.3	Registration Rights Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.4	Side Letter Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.5	Loan Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.

CUSIP No. 00241A205

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 30th day of September, 2008.

RJSM PARTNERS, LLC

By:	/s/ Nicholas J. Lewin
Nicholas J. Lewin, Managing Member

By:	/s/ Anthony E. Meyer
Anthony E. Meyer, Managing Member

NICHOLAS J. LEWIN

/s/ Nicholas J. Lewin

ANTHONY E. MEYER

/s/ Anthony E. Meyer

Exhibits

10.1	Securities Purchase Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.2	Subscription Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.3	Registration Rights Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.4	Side Letter Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.
10.5	Loan Agreement dated as of September 8, 2008, by and between AVP, Inc. and RJSM Partners, LLC.